March 15, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Mark Cowan
Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II
Columbia Variable Portfolio – Emerging Markets Bond Fund

Post-Effective Amendment No. 18
File No. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received on March 2, 2012 for the Post-Effective Amendment filing referenced above. Comments and responses are outlined below:

COMMENT NO. 1:	Please provide a completed fees and expense table to the staff for review.

RESPONSE:	Please see Exhibit A to this letter.

COMMENT NO. 2:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	The Registrant agrees to make such representations:

Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.

Exhibit A

Fees and Expenses

Columbia Variable Portfolio – Emerging Markets Bond Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees	0.53%	0.53%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.18%	0.18%
Total annual fund operating expenses	0.71%	0.96%

(a)	Other expenses are based on estimated amounts for the current fiscal year.

Example

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem your investment at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$73	$227
Class 2	$98	$306